82-1716

POWER FINANCIAL
CORPORATION

NEWS RELEASE

FOR IMMEDIATE RELEASE

Readers are referred to the disclaimers regarding Forward-looking Statements and Non-GAAP Financial Measures at the end of this release.

NINE-MONTH FINANCIAL RESULTS AND DIVIDEND INCREASED

Montréal, Québec, November 11, 2005 -- Power Financial Corporation's operating earnings for the nine-month period ended September 30, 2005 were $1,244 million or $1.71 per share, compared with $1,132 million or $1.55 per share for the same period in 2004. This represents a 10.0 per cent increase on a per share basis and reflects an increase in the contribution from Power Financial's subsidiaries.

Other income, consisting of Power Financial's share of Pargesa's non-operating earnings and its share of restructuring costs recorded by Lifeco, was a charge of $2 million for the nine-month period ended September 30, 2005, compared with a gain of $11 million or $0.02 per share in the same period in 2004. In addition, the Corporation's 2005 results include its share, in the amount of $22 million or $0.03 per share, of a $30 million specific charge recorded by Lifeco, described further in this release under Subsidiaries' and Affiliate's Results.

As a result, net earnings for the nine-month period ended September 30, 2005 were $1,220 million or $1.68 per share, compared with $1,143 million or $1.57 per share for the same period in 2004.

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751 Victoria Square, Montréal, Québec, Canada H2Y 2J3
Telephone 514.286.7400 Fax 514.286.7424

dlw 11/23

THIRD QUARTER RESULTS

For the quarter ended September 30, 2005, operating earnings of the Corporation were $414 million or $0.57 per share, compared with $381 million or $0.52 per share in the third quarter of 2004, an increase of 8.9 per cent on a per share basis.

Other income was a charge of $2 million in the third quarter of 2005. This compares with a charge of $4 million in the corresponding period of 2004. Results for 2005 also include Power Financial's share, in the amount of $22 million or $0.03 per share, of a specific charge recorded by Lifeco.

Therefore, net earnings were $390 million or $0.54 per share for the quarter ended September 30, 2005, compared with $377 million or $0.52 per share in 2004.

SUBSIDIARIES' AND AFFILIATE'S RESULTS

Great-West Lifeco Inc.

Great-West Lifeco reported adjusted net income attributable to common shareholders of $1,333 million or $1.496 per share for the nine-month period ended September 30, 2005, compared with $1,207 million or $1.352 per share in the corresponding period of 2004, an increase of 11 per cent on a per share basis. Adjusted net income excludes reinsurance claim provisions of $30 million related to United States hurricane activity, and restructuring charges of $17 million related to the acquisition of Canada Life Financial Corporation. Net income attributable to common shareholders, including all charges, was $1,286 million or $1.443 per share for the nine-month period of 2005, compared with $1,191 million or $1.335 per share for the same period in 2004.

For the three-month period ended September 30, 2005, adjusted net income attributable to common shareholders was $455 million or $0.510 per share, compared with $417 million or $0.468 per share in the corresponding period of 2004, an increase of 9 per cent on a per share basis. Adjusted net income excludes the reinsurance claim provisions of $30 million described above, and restructuring charges of $4 million. Net income attributable to common shareholders, including all charges, was $421 million or $0.472 per share for the third quarter of 2005, compared with $414 million or $0.466 per share for the same period in 2004.

IGM Financial Inc.

IGM reported net income attributable to common shareholders of $505 million for the nine-month period ended September 30, 2005, compared with $454 million in 2004. Earnings per share were $1.90, compared with $1.71 in 2004, an increase of 11.1 per cent.

For the quarter ended September 30, 2005, net income attributable to common shareholders was $177 million or $0.66 per share, compared with $154 million or $0.58 per share in the third quarter of 2004. This represents a 13.8 per cent increase on a per share basis.

Parjointco N.V.

Parjointco holds Power Financial Corporation's interest in Pargesa Holding S.A. For the nine- and three-month periods ended September 30, 2005, Parjointco contributed $82 million and $19 million, respectively, to Power Financial's operating earnings, compared with $88 million and $20 million, respectively, in 2004. Contribution to other income was $11 million and $1 million, respectively, for the nine- and three-month periods ended September 30, 2005, compared with a gain of $14 million and a charge of $2 million, respectively, in 2004.

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COMMON SHARE DIVIDEND

The Board of Directors today declared a quarterly dividend of 23.25 cents per share on the Corporation's common shares payable February 1, 2006 to shareholders of record December 30, 2005. This represents an increase of 1.5 cents over the previous quarterly rate of 21.75 cents.

PREFERRED SHARE DIVIDENDS

The Board also declared a quarterly dividend on the Corporation's First Preferred Shares, Series A payable February 15, 2006 to shareholders of record January 25, 2006 in an amount to be determined by applying the Quarterly Dividend Rate, as defined in the Articles of Continuance of the Corporation, to $25.00.

In addition, the Board declared quarterly dividends on the following series of the Corporation's Non-Cumulative First Preferred Shares payable January 31, 2006 to shareholders of record January 10, 2006, as follows:

- Series C, 32.50 cents per share;
- Series D, 34.375 cents per share;
- Series E, 32.8125 cents per share;
- Series F, 36.875 cents per share;
- Series H, 35.9375 cents per share;
- Series I, 37.50 cents per share;
- Series J, 29.375 cents per share; and
- Series K, an initial dividend of 39.329 cents per share.

Forward-looking Statements

This release may contain forward-looking statements about the Corporation or its subsidiaries and affiliate including their business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future action, is also a forward-looking statement.

Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Corporation or its subsidiaries and affiliate, economic factors, and the industries in which they operate generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Corporation or its subsidiaries and affiliate due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, and the Corporation's or its subsidiaries' and affiliate's ability to complete strategic transactions and integrate acquisitions.

The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Corporation has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

Operating earnings and operating earnings per share are non-GAAP financial measures that do not have standard meanings and may not be comparable to similar measures used by other issuers.

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Attachments: Financial Information

For further information, please contact:

Edward Johnson
Senior Vice-President, General Counsel and Secretary
(514) 286-7400

CONSOLIDATED BALANCE SHEETS

(in millions of dollars)	**September 30, 2005 (unaudited)**	December 31, 2004 (restated)
Assets		
Cash and cash equivalents	**4,540**	3,623
Investments		
Shares	**3,497**	3,284
Bonds	**59,132**	54,960
Mortgages and other loans	**15,022**	15,051
Loans to policyholders	**6,522**	6,499
Real estate	**1,816**	1,649
	85,989	81,443
Funds withheld by ceding insurers	**1,980**	2,337
Investment in affiliate, at equity	**1,481**	1,647
Goodwill and intangible assets	**10,572**	10,593
Future income taxes	**528**	553
Other assets	**4,370**	3,983
	109,460	104,179
Liabilities		
Policy liabilities		
Actuarial liabilities	**70,223**	65,822
Other	**3,851**	4,273
Deposits and certificates	**685**	711
Funds held under reinsurance contracts	**4,350**	4,108
Debentures and other borrowings (Note 2)	**3,397**	3,554
Preferred shares of the Corporation (Note 4)	**300**	300
Preferred shares of subsidiaries (Note 1)	**1,366**	1,366
Capital trust securities and debentures (Note 3)	**649**	651
Future income taxes	**803**	818
Other liabilities	**8,729**	8,250
	94,353	89,853
Non-controlling interests	**6,171**	5,642
Shareholders' Equity		
Stated capital (Note 4)		
Perpetual preferred shares	**950**	950
Common shares	**593**	593
Contributed surplus	**34**	21
Retained earnings	**7,997**	7,267
Foreign currency translation adjustments	**(638)**	(147)
	8,936	8,684
	109,460	104,179

CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited) (in millions of dollars, except per share amounts)	Three months ended September 30 2005	Three months ended September 30 2004 (restated)	Nine months ended September 30 2005	Nine months ended September 30 2004 (restated)
Revenues				
Premium income	**3,189**	3,087	**11,505**	10,438
Net investment income	**1,420**	1,327	**4,113**	4,096
Fee income	**1,139**	1,042	**3,412**	3,119
	5,748	5,456	**19,030**	17,653
Expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**3,650**	3,387	**12,547**	11,489
Commissions	**465**	449	**1,467**	1,345
Operating expenses	**748**	763	**2,302**	2,328
Financing charges (Note 5)	**85**	89	**253**	264
	4,948	4,688	**16,569**	15,426
	800	768	**2,461**	2,227
Share of earnings of affiliate	**19**	20	**82**	88
Other income (charges), net (Note 6)	**(3)**	(10)	**(11)**	(4)
Earnings before income taxes and non-controlling interests	**816**	778	**2,532**	2,311
Income taxes	**209**	207	**655**	610
Non-controlling interests	**217**	194	**657**	558
Net earnings	**390**	377	**1,220**	1,143
Earnings per common share (Note 7)				
Basic	**0.54**	0.52	**1.68**	1.57
Diluted	**0.53**	0.52	**1.67**	1.57

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Nine months ended September 30 (unaudited) (in millions of dollars)	2005	2004 (restated)
Retained earnings, beginning of year		
As previously reported	**7,267**	6,284
Change in accounting policy	**-**	(6)
As restated	**7,267**	6,278
Add		
Net earnings	**1,220**	1,143
	8,487	7,421
Deduct		
Dividends		
Perpetual preferred shares	**38**	38
Common shares	**449**	372
Other	**3**	(11)
	490	399
Retained earnings, end of period	**7,997**	7,022

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited) (in millions of dollars)	Three months ended September 30 2005	Three months ended September 30 2004 (restated)	Nine months ended September 30 2005	Nine months ended September 30 2004 (restated)
Operating activities				
Net earnings	**390**	377	**1,220**	1,143
Non-cash charges (credits)				
Increase (decrease) in policy liabilities	**107**	(1,507)	**1,565**	173
Decrease (increase) in funds withheld by ceding insurers	**127**	1,589	**357**	1,859
Increase (decrease) in funds held under reinsurance contracts	**79**	–	**11**	–
Amortization and depreciation	**24**	20	**75**	60
Future income taxes	**(72)**	(32)	**65**	71
Non-controlling interests	**217**	194	**657**	558
Dilution gain	**–**	–	**–**	9
Other	**(19)**	268	**(364)**	(1,043)
	853	909	**3,586**	2,830
Financing activities				
Dividends paid				
By subsidiaries to non-controlling interests	**(89)**	(74)	**(258)**	(210)
Perpetual preferred shares	**(12)**	(12)	**(38)**	(38)
Common shares	**(154)**	(128)	**(439)**	(356)
	(255)	(214)	**(735)**	(604)
Issue of common shares	**–**	1	**–**	37
Issue of common shares by subsidiaries	**8**	3	**24**	26
Issue of preferred shares by a subsidiary	**300**	300	**300**	300
Repurchase of common shares by subsidiaries	**(26)**	(32)	**(65)**	(143)
Repayment of debentures and other borrowings	**(150)**	(250)	**(150)**	(473)
Other	**(8)**	(53)	**(39)**	(92)
	(131)	(245)	**(665)**	(949)
Investment activities				
Bond sales and maturities	**7,807**	7,454	**28,356**	27,657
Mortgage loan repayments	**611**	599	**2,178**	1,700
Sale of shares	**408**	303	**1,072**	1,013
Proceeds from securitization	**57**	90	**188**	100
Change in loans to policyholders	**(12)**	27	**(184)**	(165)
Change in repurchase agreements	**(163)**	154	**227**	257
Reinsurance transactions	**–**	3	**–**	(433)
Acquisition of IPC Financial Network Inc.	**–**	–	**–**	(64)
Investment in bonds	**(7,601)**	(8,279)	**(29,664)**	(29,449)
Investment in mortgage loans	**(659)**	(554)	**(2,644)**	(1,499)
Investment in shares	**(441)**	(312)	**(1,209)**	(1,157)
Other	**(161)**	(18)	**(324)**	(34)
	(154)	(533)	**(2,004)**	(2,074)
Increase (decrease) in cash and cash equivalents	**568**	131	**917**	(193)
Cash and cash equivalents, beginning of period	**3,972**	3,322	**3,623**	3,646
Cash and cash equivalents, end of period	**4,540**	3,453	**4,540**	3,453

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited consolidated financial statements of Power Financial Corporation at September 30, 2005 have been prepared in accordance with generally accepted accounting principles in Canada, using the accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2004, except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Corporation's annual report dated December 31, 2004.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

Effective January 1, 2005, the Corporation adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline 15 on Consolidation of Variable Interest Entities. As a result, Great-West Lifeco Inc. (Lifeco) no longer consolidates Great-West Life Capital Trust (GWLCT) and Canada Life Capital Trust (CLCT) but recognizes the related debentures on the Consolidated Balance Sheets (refer to Note 3). This change in accounting policy had no impact on net earnings available to common shareholders or basic earnings per common share.

FINANCIAL INSTRUMENTS – DISCLOSURE AND PRESENTATION

Effective for fiscal years beginning on or after November 1, 2004, CICA 3860, Financial Instruments – Disclosure and Presentation was amended to require obligations that an entity must or can settle by issuing a variable number of the issuer's own equity instruments to be presented as liabilities rather than equity. On January 1, 2005, the Corporation adopted the amended standard retroactively with restatement of prior periods. Some of the Corporation's ($300 million) and subsidiaries' ($1,366 million) preferred shares were reclassified from shareholders' equity to liabilities and the associated preferred dividends were reclassified to Financing Charges in the Consolidated Statements of Earnings. The change does not have any impact on earnings per share or net earnings available to common shareholders since preferred share dividends were previously deducted from net earnings in determining net earnings available to common shareholders.

COMPARATIVE FIGURES

Certain of the 2004 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

NOTE 2 DEBENTURES AND OTHER BORROWINGS

	September 30, 2005	December 31, 2004
Power Financial Corporation		
7.65% Debentures, due January 5, 2006	**150**	150
6.90% Debentures, due March 11, 2033	**250**	250
IGM Financial Inc.		
6.75% Debentures 2001 Series, due May 9, 2011	**450**	450
6.58% Debentures 2003 Series, due March 7, 2018	**150**	150
6.65% Debentures 1997 Series, due December 13, 2027	**125**	125
7.45% Debentures 2001 Series, due May 9, 2031	**150**	150
7.00% Debentures 2002 Series, due December 31, 2032	**175**	175
7.11% Debentures 2003 Series, due March 7, 2033	**150**	150
Great-West Lifeco Inc.		
Five-year term facility at Canadian 90-day Bankers' Acceptance (2004 – $118 million) and at 90-day LIBOR rate (2004 – $31 million)	**–**	149
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**272**	274
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**208**	210
6.75% Debentures due August 10, 2015, unsecured	**200**	200
6.14% Debentures due March 21, 2018, unsecured	**200**	200
6.40% Debentures due December 11, 2028, unsecured	**101**	101
6.74% Debentures due November 24, 2031, unsecured	**200**	200
6.67% Debentures due March 21, 2033, unsecured	**400**	400
6.625% Deferrable debentures due November 15, 2034, unsecured (US$175 million)	**207**	210
Other notes payable with interest of 8.0%	**9**	10
	3,397	3,554

NOTE 3 CAPITAL TRUST SECURITIES AND DEBENTURES

	September 30, 2005	December 31, 2004
Capital trust securities[1]		
Trust securities issued by GWLCT	–	350
Trust securities issued by CLCT	–	450
	–	800
Capital trust debentures		
5.995% senior debentures due December 31, 2052, unsecured (GWLCT)	**350**	–
6.679% senior debentures due June 30, 2052, unsecured (CLCT)	**300**	–
7.529% senior debentures due June 30, 2052, unsecured (CLCT)	**150**	–
	800	–
Acquisition-related fair market value adjustment	**35**	37
Trust securities held by the consolidated group as temporary investments	**(186)**	(186)
	649	651

(1) Prior to January 1, 2005, the capital trust securities were presented as part of Non-controlling interests.

GWLCT, a trust established by the Great-West Life Assurance Company (Great-West), had issued $350 million of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West senior debentures in the amount of $350 million, and CLCT, a trust established by the Canada Life Assurance Company (Canada Life), had issued $450 million of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450 million. Effective January 1, 2005, the Corporation is no longer consolidating GWLCT and CLCT (see Note 1). The impact of this change is to recognize the debentures issued to the trusts by Great-West and Canada Life instead of recognizing the capital trust securities issued by GWLCT and CLCT. As a result, distributions and interest on the capital trust securities have been reclassified to Financing Charges on the Consolidated Statements of Earnings.

NOTE 4 CAPITAL STOCK AND STOCK OPTION PLAN

STATED CAPITAL

AUTHORIZED

Unlimited number of first preferred shares, issuable in series, of second preferred shares, issuable in series, and of common shares.

Issued and Outstanding

	September 30, 2005		December 31, 2004	
	Number of shares	**Stated capital**	Number of shares	Stated capital
Preferred Shares (classified as liabilities)				
Series C First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series J First Preferred Shares	**6,000,000**	**150**	6,000,000	150
	12,000,000	**300**	12,000,000	300
Perpetual Preferred Shares				
Series A First Preferred Shares	**4,000,000**	**100**	4,000,000	100
Series D First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series E First Preferred Shares	**8,000,000**	**200**	8,000,000	200
Series F First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series H First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series I First Preferred Shares	**8,000,000**	**200**	8,000,000	200
	38,000,000	**950**	38,000,000	950
Common shares	**704,813,680**	**593**	704,813,680	593

STOCK-BASED COMPENSATION

During the second quarter of 2005, 2,015,000 options (50,000 in 2004) were granted under the Corporation's stock option plan. The fair value of options granted in 2005 ($8.10) was estimated using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 2.4%, expected volatility of 21%, risk-free interest rate of 4.3% and expected life of 9 years. The fair value of options granted in 2004 ($6.63) was estimated using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 2.4%, expected volatility of 21%, risk-free interest rate of 5% and expected life of 9 years. No options were granted in the first and third quarters of 2005 and 2004. In addition, stock options were granted by subsidiaries. Compensation expense of $17 million has been recognized for the nine months ended September 30, 2005 ($12 million in 2004).

Options were outstanding at September 30, 2005 to purchase, until May 11, 2015, up to an aggregate of 8,425,000 shares, at various prices from $6.65938 to $32.235. During the nine months ended September 30, 2005, no shares were issued under the Corporation's plan. During the nine months ended September 30, 2004, 7,980,000 shares were issued under the Corporation's plan for an aggregate consideration of $37 million.

NOTE 5 FINANCING CHARGES

Financing charges include interest on debentures and other borrowings, together with distribution and interest on capital trust securities and debentures and dividends on preferred shares now classified as liabilities, as described in Notes 1 and 3.

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Interest on long-term debentures and other borrowings	**56**	60	**169**	182
Preferred share dividends	**20**	21	**56**	60
Distributions and interest on capital trust securities and debentures	**13**	13	**37**	37
Distributions on capital trust securities held by the consolidated group as temporary investments	**(4)**	(5)	**(9)**	(15)
	85	89	**253**	264

NOTE 6 OTHER INCOME (CHARGES), NET

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Share of Pargesa's non-operating earnings	**1**	(2)	**11**	14
Gain resulting from dilution of the Corporation's interest in IGM	**–**	–	**–**	8
Restructuring costs – Lifeco (Note 8)	**(4)**	(8)	**(22)**	(26)
	(3)	(10)	**(11)**	(4)

NOTE 7 EARNINGS PER SHARE

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations:

	Three months ended September 30		Nine months ended September 30	
	2005	2004 (restated)	**2005**	2004 (restated)
Net earnings	**390**	377	**1,220**	1,143
Dividends on perpetual preferred shares	**(12)**	(12)	**(38)**	(38)
Net earnings available to common shareholders	**378**	365	**1,182**	1,105
Weighted number of common shares outstanding (millions) – Basic	**704.8**	704.7	**704.8**	703.6
Exercise of stock options	**8.4**	6.4	**8.4**	6.4
Shares assumed to be repurchased with proceeds from exercise of stock options	**(5.2)**	(3.9)	**(5.4)**	(4.0)
Weighted number of common shares outstanding (millions) – Diluted	**708.0**	707.2	**707.8**	706.0

NOTE 8 RESTRUCTURING COSTS

Restructuring costs related to the acquisition of Canada Life Financial Corporation (CLFC) incurred for the nine months ended September 30, 2005 were $81 million (2004 – $157 million). Of this amount, $22 million before tax ($17 million after tax) (2004 – $26 million before tax ($16 million after tax)) was charged to income and $59 million (2004 – $131 million) was charged against the amount accrued as part of the purchase equation of CLFC. Of the $448 million total estimated restructuring costs, $426 million of these costs has been utilized with the remaining $22 million expected to be utilized in 2005. These restructuring costs are related to the elimination of duplicate systems, exiting and consolidating operations and compensation costs. These activities are expected to be substantially completed by the end of 2005.

NOTE 9 PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The total benefit costs included in operating expenses are as follows:

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Pension benefits	**22**	12	**57**	43
Other benefits	**12**	8	**36**	38
	34	20	**93**	81

NOTE 10 SECURITIZATIONS

During the third quarter, IGM securitized $57 million (2004 – $90 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $57 million (2004 – $89 million). IGM's retained interest in the securitized loans was valued at $2 million (2004 – $2 million). A pre-tax gain on sale of $1 million (2004 – $1 million) was recognized and reported in Net Investment Income in the Consolidated Statements of Earnings.

During the nine months ended September 30, 2005, IGM securitized $188 million (2004 – $100 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $188 million (2004 – $100 million). IGM's retained interest in the securitized loans was valued at $6 million (2004 – $2 million). A pre-tax gain on sale of $4 million (2004 – $1 million) was recognized and reported in Net Investment Income in the Consolidated Statements of Earnings.

NOTE 11 RELATED PARTY TRANSACTIONS (CHANGES SINCE DECEMBER 31, 2004 ANNUAL REPORT)

During the nine months ended September 30, 2005, Great-West Life & Annuity Insurance Company (a subsidiary of Lifeco) received $431 million of funds that were invested by affiliated mutual funds and other investment options of Lifeco's segregated funds. Lifeco recorded this transaction as premium income. All transactions were at market terms and conditions.

NOTE 12 REINSURANCE TRANSACTION

In the second quarter of 2005, Canada Life (a subsidiary of Lifeco), through its wholly owned United Kingdom subsidiary, Canada Life Limited, entered into an agreement to acquire the assets and liabilities associated with the in-force annuity in payment business of Phoenix & London Assurance Company Limited, part of the Resolution Life Group which is based in the United Kingdom. Under the agreement, from July 1, 2005, Canada Life Limited assumed 100% of this business block on an indemnity reinsurance basis and, subject to the sanction of the Court in London, this reinsured business is expected formally to transfer to Canada Life Limited on December 31, 2005. Although the final transaction amount will depend on the value of the liabilities at the date of closing, the transaction resulted in an increase in invested assets and a corresponding increase in policyholder liabilities of $4.5 billion during the third quarter of 2005.

NOTE 13 SEGMENTED INFORMATION

Information on Profit Measure

Three months ended September 30, 2005	**Lifeco**	**IGM**	**Parjointco**	**Other**	**Total**
Revenues					
Premium income	**3,189**				**3,189**
Net investment income	**1,396**	**39**		**(15)**	**1,420**
Fee income	**603**	**548**		**(12)**	**1,139**
	5,188	**587**	**–**	**(27)**	**5,748**
Expenses					
Insurance claims	**3,650**				**3,650**
Commissions	**294**	**184**		**(13)**	**465**
Operating expenses	**598**	**135**		**15**	**748**
Financing charges	**49**	**23**		**13**	**85**
	4,591	**342**	**–**	**15**	**4,948**
	597	**245**	**–**	**(42)**	**800**
Share of earnings of affiliate			**19**		**19**
Other income – net	**(4)**		**1**		**(3)**
Earnings before the following	**593**	**245**	**20**	**(42)**	**816**
Income taxes	**140**	**69**			**209**
Non-controlling interests	**162**	**75**		**(20)**	**217**
Contribution to consolidated net earnings	**291**	**101**	**20**	**(22)**	**390**

Information on Profit Measure

Three months ended September 30, 2004	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	3,087				3,087
Net investment income	1,303	37		(13)	1,327
Fee income	555	490		(3)	1,042
	4,945	527	–	(16)	5,456
Expenses					
Insurance claims	3,387				3,387
Commissions	297	155		(3)	449
Operating expenses	625	128		10	763
Financing charges	50	25		14	89
	4,359	308	–	21	4,688
	586	219	–	(37)	768
Share of earnings of affiliate			20		20
Other income – net	(8)		(2)		(10)
Earnings before the following	578	219	18	(37)	778
Income taxes	141	66			207
Non-controlling interests	148	64		(18)	194
Contribution to consolidated net earnings	289	89	18	(19)	377

NOTE 13 SEGMENTED INFORMATION (CONTINUED)

Information on Profit Measure

Nine months ended September 30, 2005	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	**11,505**				**11,505**
Net investment income	**4,015**	**136**		**(38)**	**4,113**
Fee income	**1,833**	**1,603**		**(24)**	**3,412**
	17,353	**1,739**	**–**	**(62)**	**19,030**
Expenses					
Insurance claims	**12,547**				**12,547**
Commissions	**954**	**537**		**(24)**	**1,467**
Operating expenses	**1,849**	**414**		**39**	**2,302**
Financing charges	**146**	**68**		**39**	**253**
	15,496	**1,019**	**–**	**54**	**16,569**
	1,857	**720**	**–**	**(116)**	**2,461**
Share of earnings of affiliate			**82**		**82**
Other income – net	**(22)**		**11**		**(11)**
Earnings before the following	**1,835**	**720**	**93**	**(116)**	**2,532**
Income taxes	**441**	**214**			**655**
Non-controlling interests	**499**	**213**		**(55)**	**657**
Contribution to consolidated net earnings	**895**	**293**	**93**	**(61)**	**1,220**

Information on Profit Measure

Nine months ended September 30, 2004	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	10,438				10,438
Net investment income	4,018	116		(38)	4,096
Fee income	1,674	1,455		(10)	3,119
	16,130	1,571	–	(48)	17,653
Expenses					
Insurance claims	11,489				11,489
Commissions	902	453		(10)	1,345
Operating expenses	1,903	391		34	2,328
Financing charges	152	72		40	264
	14,446	916	–	64	15,426
	1,684	655	–	(112)	2,227
Share of earnings of affiliate			88		88
Other income – net	(26)		14	8	(4)
Earnings before the following	1,658	655	102	(104)	2,311
Income taxes	408	201		1	610
Non-controlling interests	422	190		(54)	558
Contribution to consolidated net earnings	828	264	102	(51)	1,143

NOTE 14 SUBSEQUENT EVENT

On September 21, 2005, the Corporation announced that it had agreed to issue 10,000,000 Non-Cumulative First Preferred Shares, Series K, for gross proceeds of $250 million. The Preferred Shares, priced at $25 per share, carry an annual dividend yield of 4.95%. The offering was successfully completed on October 7, 2005.

Power Financial Corporation

751 Victoria Square
Montréal, Québec, Canada H2Y 2J3
Telephone (514) 286-7430
Telecopier (514) 286-7424

DIVIDEND NOTICE

NOTICE IS HEREBY GIVEN that the Board of Directors of Power Financial Corporation has declared the following dividends:

(1) A quarterly dividend on the outstanding Series A First Preferred Shares (PWF.PR.A) of the Corporation payable on February 15, 2006 to shareholders of record at the close of business on January 25, 2006, in an amount per share determined by applying the Quarterly Dividend Rate to $25.00. For the purposes hereof, "Quarterly Dividend Rate" shall mean one quarter of 70% of the average of the Prime Rate, as defined in the Articles of Continuance of the Corporation in paragraph 10(2), in effect on each day during the three calendar months ending December 31, 2005;

(2) A quarterly dividend of 32.50 cents per share on the outstanding First Preferred Shares, Series C (PWF.PR.D) of the Corporation payable on January 31, 2006 to shareholders of record at the close of business on January 10, 2006;

(3) A quarterly dividend of 34.375 cents per share on the outstanding First Preferred Shares, Series D (PWF.PR.E) of the Corporation payable on January 31, 2006 to shareholders of record at the close of business on January 10, 2006;

(4) A quarterly dividend of 32.8125 cents per share on the outstanding First Preferred Shares, Series E (PWF.PR.F) of the Corporation payable on January 31, 2006 to shareholders of record at the close of business on January 10, 2006;

(5) A quarterly dividend of 36.875 cents per share on the outstanding First Preferred Shares, Series F (PWF.PR.G) of the Corporation payable on January 31, 2006 to shareholders of record at the close of business on January 10, 2006;

(6) A quarterly dividend of 35.9375 cents per share on the outstanding First Preferred Shares, Series H (PWF.PR.H) of the Corporation payable on January 31, 2006 to shareholders of record at the close of business on January 10, 2006;

(7) A quarterly dividend of 37.50 cents per share on the outstanding First Preferred Shares, Series I (PWF.PR.I) of the Corporation payable on January 31, 2006 to shareholders of record at the close of business on January 10, 2006;

(8) A quarterly dividend of 29.375 cents per share on the outstanding First Preferred Shares, Series J (PWF.PR.J) of the Corporation payable on January 31, 2006 to shareholders of record at the close of business on January 10, 2006;

(9) An initial quarterly dividend of 39.329 cents per share on the outstanding First Preferred Shares, Series K (PWF.PR.K) of the Corporation payable on January 31, 2006 to shareholders of record at the close of business on January 10, 2006; and

(10) A quarterly dividend of 23.25 cents per share on the outstanding common shares (PWF) of the Corporation payable on February 1, 2006 to shareholders of record at the close of business on December 30, 2005.

BY ORDER OF THE BOARD,

Edward Johnson
Senior Vice-President, General Counsel and Secretary

Montréal, Québec
November 11, 2005